Consent of Independent Registered Public Accounting Firm

The Board of Directors
Calvert Variable Series, Inc.:

We consent to the use of our report, incorporated herein by reference dated February 17, 2006, with respect to the financial statements of the Ameritas Income & Growth, Ameritas Small Capitalization, Ameritas MidCap Growth, Ameritas Index 500, Ameritas Money Market, Ameritas Select, Ameritas Small Company Equity, Ameritas Core Strategies, Calvert Income, Calvert Social Equity, Calvert Social Balanced, Calvert Social Mid Cap Growth, Calvert Social Small Cap Growth, and Calvert Social International Equity Portfolios, each a series of Calvert Variable Series, Inc., as of December 31, 2005 and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm and Custodians" in the Statement of Additional Information.

/s/ KPMG LLP
Philadelphia, Pennsylvania
April 25, 2006